Exhibit 99.1

TASEKO REPORTS $48 MILLION OF ADJUSTED EBITDA*

FOR THE SECOND QUARTER 2021

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

August 4, 2021, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") reports financial results for the three months ended June 30, 2021. Adjusted EBITDA* for the period was $47.7 million and Earnings from mining operations before depletion and amortization was $54.5 million, increases of 101% and 80%, respectively, over the first quarter of 2021. Net income for the second quarter 2021 was $13.4 million, or $0.05 per share, and Adjusted net income was $9.9 million, or $0.04 per share.

Stuart McDonald, President and CEO of Taseko, commented, “Our improved financial performance in the quarter was a result of the 20% increase in copper production at Gibraltar, and bolstered by strong copper prices which averaged US$4.40 per pound for the period. Head grades at Gibraltar increased in the latter part of the second quarter as we transitioned into higher-grade benches, although average head grade for the quarter was still below the life of mine average. With improving grades, we expect total copper production in the second half of the year to be at least 40% higher than the first half, which will lead to lower unit costs and improved margins and cash flow generation.”

“At our Florence Copper project, permitting, engineering and procurement activities are progressing. As reported in early July, we expect the draft Underground Injection Control permit will be issued by the US EPA later in the third quarter. Detailed engineering is now 60% complete and at a point where we can begin securing and making initial payments on key, long lead items for the solvent extraction and electrowinning (“SX/EW”) plant,” continued Mr. McDonald. “Our balance sheet remains in a strong position with $226 million of cash on hand at June 30th, and a price protection strategy in place that assures strong cash flow generation over the next year. Advancing procurement initiatives will position us to efficiently progress into construction upon receipt of the final permit. Florence Copper will be America’s new, innovative and low impact copper producer supplying the US domestic market with green copper.”

Mr. McDonald added, “We recently announced the sale of our Harmony Gold project to JDS Gold Inc., who are a proven team of mine developers and builders. Harmony is an advanced stage gold project, and by retaining a 15% carried interest in JDS Gold Inc. and a 2% NSR on the project, we have the opportunity to realize significant value from this asset over the next few years. We will continue to look for other opportunities to create shareholder value from our extensive portfolio of long-life assets.”

*Non-GAAP performance measure. See end of news release

Second Quarter Review

•	Second quarter earnings from mining operations before depletion and amortization* was $54.5 million, Adjusted EBITDA* was $47.7 million and Adjusted net income* was $9.9 million ($0.04 per share);
•	Cash flows from operations was $72.5 million and the Company’s cash balance at June 30, 2021 was $225.7 million;
•	Site operating costs, net of by-product credits* were US$1.77 per pound produced, and total operating costs (C1)* were US$2.02 per pound produced;
•	The Gibraltar mine produced 26.8 million pounds of copper in the second quarter. Copper recoveries were 83.3% and copper head grades were 0.22%. Mining operations transitioned into higher-grade benches in the Pollyanna pit in the later part of the quarter which resulted in a 20% increase in copper production over the first quarter and in line with management expectations;
•	Gibraltar sold 26.7 million pounds of copper in the quarter (100% basis) which resulted in $105.5 million of revenue for Taseko. Average LME copper prices were US$4.40 per pound in the quarter;
•	In June, Gibraltar’s long term offtake agreement for copper concentrate was extended with treatment and refining costs priced within a range of a 40% to 50% discount to benchmark levels, reflecting the high quality of Gibraltar concentrate;
•	Detailed engineering and design of the commercial facility at Florence Copper is now 60% complete and the Company is preparing to make initial deposits for major processing equipment associated with the SX/EW plant, which will allow Florence Copper to efficiently advance construction activities upon receipt of the Underground Injection Control (“UIC”) permit. The Company expects a draft UIC permit to be issued in the third quarter which will be followed by a public comment period;
•	During the quarter, the Company extended its copper price protection strategy by purchasing copper collars for the first half of 2022 which secure a minimum copper price of US$4.00 per pound and a ceiling price of US$5.60 per pound for 43 million pounds of copper. These 2022 collar contracts supplement the existing put option protection at US$3.75 per pound in place for the second half of 2021 for 41 million pounds of copper; and
•	In July 2021, the Company entered into an agreement to sell the Harmony Gold Project (“Harmony”) to JDS Gold Inc. (“JDS Gold”), a newly incorporated company controlled by JDS Energy & Mining Inc. and affiliates. Under the terms of the agreement, JDS Gold will become the owner and operator of Harmony, a high-grade development-stage gold project located on Graham Island in Haida Gwaii. The Company retains a 2% net smelter return royalty in Harmony and a 15% carried interest in JDS Gold.

*Non-GAAP performance measure. See end of news release

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2021	2020	Change	2021	2020	Change
Tons mined (millions)	24.9	20.5	4.4	56.9	49.0	7.9
Tons milled (millions)	7.2	7.7	(0.5)	14.4	15.2	(0.8)
Production (million pounds Cu)	26.8	36.8	(10.0)	49.0	69.2	(20.2)
Sales (million pounds Cu)	26.7	39.3	(12.6)	48.7	70.4	(21.7)

Financial Data	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands, except for per share amounts)	2021	2020	Change	2021	2020	Change
Revenues	111,002	106,005	4,997	197,743	168,089	29,654
Earnings from mining operations before depletion and amortization*	54,482	50,336	4,146	84,795	56,259	28,536
Cash flows provided by operations	72,502	37,079	35,423	69,219	54,750	14,469
Adjusted EBITDA*	47,732	50,860	(3,128)	71,454	56,206	15,248
Adjusted net income (loss)*	9,948	8,335	1,613	4,414	(13,312)	17,726
Per share - basic (“adjusted EPS”)*	0.04	0.03	0.01	0.02	(0.05)	0.07
Net income (loss) (GAAP)	13,442	18,745	(5,303)	2,225	(30,205)	32,430
Per share - basic (“EPS”)	0.05	0.08	(0.03)	0.01	(0.12)	0.13

*Non-GAAP performance measure. See end of news release

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating data (100% basis)	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
Tons mined (millions)	24.9	32.0	26.4	23.3	20.5
Tons milled (millions)	7.2	7.2	7.5	7.5	7.7
Strip ratio	2.3	6.0	1.9	1.5	1.9
Site operating cost per ton milled (CAD$)*	$9.16	$8.73	$11.67	$9.57	$7.66
Copper concentrate
Head grade (%)	0.22	0.19	0.20	0.23	0.28
Copper recovery (%)	83.3	81.5	83.3	85.0	85.2
Production (million pounds Cu)	26.8	22.2	25.0	28.9	36.8
Sales (million pounds Cu)	26.7	22.0	25.0	28.6	39.3
Inventory (million pounds Cu)	3.5	3.6	3.4	3.6	3.8
Molybdenum concentrate
Production (thousand pounds Mo)	402	530	549	668	639
Sales (thousand pounds Mo)	455	552	487	693	656
Per unit data (US$ per pound produced)*
Site operating costs*	$2.02	$2.23	$2.67	$1.85	$1.15
By-product credits*	(0.25)	(0.27)	(0.14)	(0.14)	(0.11)
Site operating costs, net of by-product credits*	$1.77	$1.96	$2.53	$1.71	$1.04
Off-property costs	0.25	0.27	0.29	0.29	0.30
Total operating costs (C1)*	$2.02	$2.23	$2.82	$2.00	$1.34

Second Quarter Review

Copper production in the second quarter was 26.8 million pounds and improved 20% from the first quarter as higher ore grades were mined and processed from the Pollyanna pit in the latter part of the quarter. Copper recoveries also improved with the increasing ore grade.

A total of 24.9 million tons were mined in the second quarter in line with the mine plan. Mining rates and strip ratio were lower than the first quarter, which saw shorter hauling distances in the upper benches of the Pollyanna pit. In addition to longer hauls in the second quarter, mining rates were also impacted by a temporary layoff of mining personnel due to permitting delays. Initial waste stripping and dewatering of the Gibraltar pit commenced in May after receipt of the required permit.

Total site spending (including capitalized stripping of $14.8 million on a 75% basis) was generally consistent with the prior quarter. Capitalized stripping in the quarter decreased from the first quarter as a result of the lower strip ratio. Capital expenditures of $8.0 million on a 75% basis in the second quarter was higher than the first quarter due to timing of routine maintenance.

*Non-GAAP performance measure. See end of news release

REVIEW OF OPERATIONS - CONTINUED

Molybdenum production was 402 thousand pounds in the second quarter. Molybdenum prices strengthened in the second quarter and reached a high of just over US$20 per pound in late June. The average price of US$14.32 per pound was a $3.00 per pound increase from the first quarter. By-product credits per pound of copper produced* was US$0.25 in the second quarter, a decrease over the prior quarter due primarily to an increase in copper pounds produced.

Off-property costs per pound produced* were US$0.25 for the second quarter and lower than prior quarters due to the benefit of lower treatment and refining charges (“TCRC”) on Gibraltar’s offtake contracts. In addition, the Company delivered a tender shipment in the quarter at one of the lowest TCRC levels ever seen by the Gibraltar mine.

Total operating costs per pound produced (C1)* were US$2.02 for the quarter. Contributing to the decrease in C1* costs was significantly increased copper production compared to the first quarter, partially offset by lower capitalized stripping costs and a weaker US dollar in the second quarter.

GIBRALTAR OUTLOOK

Mining will continue to be focused on the Pollyanna pit which will be the main source of ore in 2021. Ore release from the Gibraltar pit will commence in the second half of the year. Total copper production in the second half of 2021 is expected to be at least 40% higher than the first half of the year, as higher-grade areas in Pollyanna are opened up and available for processing. Due to the lower production at the start of 2021, annual production is now anticipated to be approximately 120 million pounds, which is within the typical +/- 5% range for annual guidance.

Copper prices rallied to record levels in the second quarter and are currently around US$4.31 per pound. The current copper price and expected production growth is supportive of improved financial performance at the Gibraltar mine over the remainder of 2021.

Many governments are now focusing on increased infrastructure investment to stimulate economic recovery after the pandemic, including green initiatives, which will require new primary supplies of copper. Most industry analysts are projecting ongoing supply constraints and deficits, which should support these higher copper prices in the years to come.

In March 2021, the Company extended its copper price protection strategy by purchasing put options covering 41 million pounds of copper at a strike price of US$3.75 per pound for the second half of 2021.  The Company has also purchased copper collars to secure a minimum copper price of US$4.00 per pound for 43 million pounds of copper for the first half of 2022. This approach to managing copper price volatility provides security over the Company’s cash flow as it prepares for construction of Florence Copper while providing significant upside should copper prices continue at these levels or increase further.

FLORENCE COPPER

The commercial production facility at Florence Copper will be one of the greenest sources of copper for US domestic consumption, with carbon emissions, water and energy consumption all dramatically lower than a conventional mine. It is a unique low-cost copper project that will have an annual production capacity of 85 million pounds of copper over a 21-year mine life. With the expected C1* operating cost of US$1.10 per pound, Florence Copper will also be in the lowest quartile of the global copper cost curve. The Company has successfully operated a Production Test Facility (“PTF”) for the last two years at Florence to demonstrate that the in-situ copper recovery (“ISCR”) process can produce high quality cathode while operating within permit conditions.

*Non-GAAP performance measure. See end of news release

FLORENCE COPPER - CONTINUED

The next phase of Florence Copper will be the construction and operation of the commercial ISCR facility with an estimated capital cost of US$230 million (including reclamation bonding and working capital). At a conservative copper price of US$3.00 per pound, Florence Copper is expected to generate an after-tax internal rate of return of 37%, an after-tax net present value of US$680 million at a 7.5% discount rate, and an after-tax payback period of 2.5 years.

In December 2020, the Company received the Aquifer Protection Permit (“APP”) from the Arizona Department of Environmental Quality (“ADEQ”). During the APP process, Florence Copper received strong support from local community members, business owners and elected officials. The other required permit is the UIC permit from the U.S. Environmental Protection Agency (“EPA”). The EPA’s technical review for the UIC permit has not identified any issues and the Company expects to receive the draft UIC permit in the third quarter followed by a public comment period.

Detailed engineering and design for the commercial production facility is now 60% complete and the Company is preparing to make initial deposits for major processing equipment associated with the SX/EW plant starting in the third quarter to ensure a smooth and efficient transition into construction once the final UIC permit is received.

With a cash balance of $226 million at the end of June, the Company has the majority of the required funding for construction of the commercial facility at Florence Copper in hand. Coupled with stronger expected operating cash flows from Gibraltar due to higher prevailing copper prices, the Company has numerous options available to obtain any remaining funding.

LONG-TERM GROWTH STRATEGY

Taseko’s strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions. We continue to believe this will generate long-term returns for shareholders. Our other development projects are focused primarily on copper and are located in British Columbia.

Yellowhead Copper Project

Yellowhead Mining Inc. (“Yellowhead”) has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period. Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead Copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is focusing its current efforts on advancing the environmental assessment and some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. A focus group has been formed between the Company and high-level regulators in the appropriate Provincial ministries in order to expedite the advancement of the environmental assessment and the permitting of the project.

*Non-GAAP performance measure. See end of news release

LONG-TERM GROWTH STRATEGY - CONTINUED

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot’in Nation, as represented by Tŝilhqot’in National Government, and Taseko entered into a confidential dialogue, facilitated by the Province of British Columbia, to try to obtain a long-term solution to the conflict regarding Taseko’s proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko’s commercial interests and the Tŝilhqot’in Nation’s opposition to the project. The dialogue was supported by the parties’ agreement on December 7, 2019 to a one-year standstill on certain outstanding litigation and regulatory matters that relate to Taseko’s tenures and the area in the vicinity of Teẑtan Biny (Fish Lake).

The COVID-19 pandemic delayed the commencement of the dialogue, but the Tŝilhqot’in Nation, the Province of British Columbia and Taseko have made progress in establishing a constructive dialogue. In December 2020, the parties agreed to extend the standstill for a further year to continue this dialogue.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley Niobium project continue. The pilot plant program has successfully completed the niobium flotation process portion of the test, raising confidence in the design and providing feed to the converter portion of the process. Completion of the converter pilot test, which is underway, will provide additional process data to support the design of the commercial process facilities and provide final product samples for marketing purposes.

The Company will host a telephone conference call and live webcast on Thursday, August 5, 2021 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors. The conference call may be accessed by dialing 416-764-8688 in Canada, 888-390-0546 in the United States, 08006522435 in the United Kingdom, or online at tasekomines.com/investors/events. The conference call will be archived for later playback until August 19, 2021 and can be accessed by dialing 416-764-8677 Canada, 888-390-0541 in the United States, or online at tasekomines.com/investors/events and using the passcode 121055#.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4554, toll free 1-800-667-2114

Stuart McDonald

President & CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 75%	Three months ended June 30,		Six months ended June 30,
basis	2021	2020	2021	2020
Cost of sales	74,056	81,181	146,322	164,490
Less:
Depletion and amortization	(17,536)	(25,512)	(33,374)	(52,660)
Net change in inventories of finished goods	(4,723)	(5,753)	(2,464)	(4,451)
Net change in inventories of ore stockpiles	2,259	(50)	(5,967)	553
Transportation costs	(4,303)	(5,834)	(7,608)	(10,353)
Site operating costs	49,753	44,032	96,909	97,579
Less by-product credits:
Molybdenum, net of treatment costs	(6,138)	(4,252)	(11,742)	(7,483)
Silver, excluding amortization of deferred revenue	64	(28)	(174)	(382)
Site operating costs, net of by-product credits	43,679	39,752	84,993	89,714
Total copper produced (thousand pounds)	20,082	27,576	36,766	51,894
Total costs per pound produced	2.18	1.44	2.31	1.73
Average exchange rate for the period (CAD/USD)	1.23	1.39	1.25	1.37
Site operating costs, net of by-product credits (US$ per pound)	1.77	1.04	1.85	1.27
Site operating costs, net of by-product credits	43,679	39,752	84,993	89,714
Add off-property costs:
Treatment and refining costs	1,879	5,676	4,293	10,632
Transportation costs	4,303	5,834	7,608	10,353
Total operating costs	49,861	51,262	96,894	110,699
Total operating costs (C1) (US$ per pound)	2.02	1.34	2.11	1.56

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted net income (loss)

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

•	Unrealized foreign currency gains/losses;
•	Unrealized gain/loss on derivatives; and
•	Loss on settlement of long-term debt, including realized foreign exchange gains.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands, except per share amounts)	2021	2020	2021	2020
Net income (loss)	13,442	18,745	2,225	(30,205)
Unrealized foreign exchange (gain) loss	(3,764)	(12,985)	5,034	16,762
Realized foreign exchange gain on settlement of long-term debt	-	-	(13,000)	-
Loss on settlement of long-term debt	-	-	12,739	-
Unrealized loss on derivatives	370	3,528	1,172	180
Estimated tax effect of adjustments	(100)	(953)	(3,756)	(49)
Adjusted net income (loss)	9,948	8,335	4,414	(13,312)
Adjusted EPS	0.04	0.03	0.02	(0.05)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers of “high yield” securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

•	Unrealized foreign exchange gains/losses;
•	Unrealized gain/loss on derivatives;
•	Loss on settlement of long term debt (included in finance expenses);
•	Realized foreign exchange gain on settlement of long-term debt; and
•	Amortization of share-based compensation expense.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2021	2020	2021	2020
Net income (loss)	13,442	18,745	2,225	(30,205)
Add:
Depletion and amortization	17,536	25,512	33,374	52,660
Finance expense (includes loss on settlement of long-term debt)	11,649	10,461	35,607	21,232
Finance income	(184)	(48)	(259)	(198)
Income tax (recovery) expense	7,033	4,326	2,731	(5,792)
Unrealized foreign exchange (gain) loss	(3,764)	(12,985)	5,034	16,762
Realized foreign exchange gain on settlement of long-term debt	-	-	(13,000)	-
Unrealized loss on derivatives	370	3,528	1,172	180
Amortization of share-based compensation expense	1,650	1,321	4,570	1,567
Adjusted EBITDA	47,732	50,860	71,454	56,206

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2021	2020	2021	2020
Earnings from mining operations	36,946	24,824	51,421	3,599
Add:
Depletion and amortization	17,536	25,512	33,374	52,660
Earnings from mining operations before depletion and amortization	54,482	50,336	84,795	56,259

Site operating costs per ton milled

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands, except per ton milled amounts)	2021	2020	2021	2020
Site operating costs (included in cost of sales)	49,753	44,032	96,909	97,579

Tons milled (thousands) (75% basis)	5,429	5,748	10,831	11,370
Site operating costs per ton milled	$9.16	$7.66	$8.95	$8.58

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•	uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•	changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•	the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.